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                          Cogen Sklar LLP Letterhead
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September 28, 1999


Clariti Telecommunications International, Ltd.
1735 Market Street
Mellon Bank Center, Suite 1300
Philadelphia, PA 19103


Gentlemen:

On September 13, 1999, you engaged our firm to audit the consolidated financial statements of Clariti Telecommunications International, Ltd. ("Clariti") for the year ended June 30, 1999. It is our understanding that Clariti plans to include such audited financial statements in its June 30, 1999 Form 10-KSB.
It is also our understanding that the due date for filing such Form 10-KSB is September 28, 1999.

We have reviewed the requirements to complete our audit, and we have concluded that there is not sufficient time to complete all of our audit work within the time constraints. Therefore, we will be unable to furnish the required audit report by September 28, 1999.



Very truly yours,

s/Cogen Sklar LLP